Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 Publicly-Held NIRE 35300010230

ADMINISTRATOR COMPENSATION POLICY

1. TARGET AUDIENCE

This remuneration policy[1] ("Remuneration Policy") consolidates the principles and practices of remuneration of administrators[2] adopted by Itaú Unibanco Holding SA ("Itaú Unibanco Holding") and by the companies controlled by it ("Itau Unibanco Conglomerate"), especially those that adhered to the single Remuneration Committee of Itaú Unibanco Holding, with all companies adhering to the Remuneration Policy herein referred to as "Itaú Unibanco Conglomerate".

2. GOALS

The Remuneration Policy aims to attract, retain and reward in a meritocratic manner the deliveries made by the administrators, in addition to encouraging them to maintain prudent levels of risk exposure in the short, medium and long-term strategies in the conduct of their business, in line with shareholders' interests and the organization's culture, so that the Itaú Unibanco Conglomerate can achieve sustainable results.

3. PRINCIPLES

The Itaú Unibanco Conglomerate recognizes that the way in which the remuneration model is structured is of great importance for the conduct and sustainability of the business. In this sense, variable remuneration must take into account the risks involved, in order to encourage administrators to seek results that are perceived in the short, medium and long term, discouraging attitudes and decision-making that involve excessive risk. This practice aims to align the interests of the administrators, the Itaú Unibanco Conglomerate and the shareholders.

In addition, variable remuneration must take into account the individual performance and results of the business department in which the administrator operates and/or the results of

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[1] Remuneration considers payments made in cash, shares, share-based instruments and other assets, in retribution for the work provided to the institution by administrators, comprising fixed remuneration, represented by salaries, fees and commissions, and variable remuneration, constituted by bonus, profit sharing in the form of § 1 of art. 152 of Law No. 6,404, of December 15, 1976, and other incentives associated with performance.

[2] Statutory directors and members of the Board of Directors are considered administrators.

Itaú Unibanco Holding, and must be deferred over time and subject to the application of the *malus* adjustment by account of the performance of the business department and/or Itaú Unibanco Holding.

The Itaú Unibanco Conglomerate recognizes that remuneration is an important tool for recognizing the performance of administrators, and it must be based on the organizational culture reflecting not only the performance obtained, but also the way in which the results were achieved, having as a parameter the behaviors expected highlighted in “Our Way”. These behaviors translate what attitudes are expected from the administrators of that organization. They address, among other aspects, ownership, partnership, integrity, agility and ethics.

The remuneration model must be designed in such a way as to attract and retain the best professionals in the market. In this sense, deliveries made above expectations, both in terms of results and in terms of form, must be remunerated differently in relation to the market, always within what is permitted by applicable legislation and respecting the rules of the model.

4. GOVERNANCE

In view of the importance of the administrator compensation structure, the topic is dealt with at the highest levels of management of the Itaú Unibanco Conglomerate, in a governance structure that allows all decisions to be taken collectively at different levels.

The governance of the variable remuneration of the Itaú Unibanco Conglomerate is described in the Governance Policy of Variable Remuneration of Itaú Unibanco Holding, applicable to all companies belonging to the Itaú Unibanco Conglomerate. Especially with regard to the Remuneration Committee, its functioning and responsibilities are also included in its internal regulations.

5. FACTORS

The Itaú Unibanco Conglomerate has some factors that guide this policy in order to ensure the alignment between the interests of the administrators, the Itaú Unibanco Conglomerate itself and its shareholders.

Administrators' remuneration must be compatible with the risk management policy and must be formulated in such a way as not to encourage behaviors that increase risk exposure above the levels considered prudent in the short, medium and long-term strategies adopted by the institution.

As a way of avoiding conflicts of interest, the remuneration of administrators in the areas of internal control and risk management must be adequate to attract qualified and experienced professionals, and must be based on the achievement of the objectives of their own functions and not on the performance of the departments of businesses controlled or evaluated by them.5.1 Measurement factors of the global amount of variable remunerationTo calculate the global amount and the allocation between the business departments, the following factors are taken into account, among others:a)current and potential risks;b)the overall result of the companies belonging to the Itau Unibanco Conglomerate;c)Itau Unibanco Holding's ability to generate cash flows;d)the economic environment in which the Itau Unibanco Conglomerate operates and its trends; ande)long-term sustainable financial bases and adjustments to future payments based on the risks assumed, fluctuations in the cost of capital and liquidity projections.5.2 Variable remuneration measurement factorsTo calculate the variable remuneration of administrators, the following criteria are considered, at least:a)individual performance;b)the performance of the business department;c)the performance of companies belonging to the Itau Unibanco Conglomerate;andd)the relationship between the performances mentioned above and the risks assumed.Variable remuneration may be paid in cash, shares, share-based instruments or other assets. In cases where payments are made with shares, share-based instruments or other assets, deliveries must be made considering the valuations of any of the assets at fair value. Therefore, there should not be any form of compensation in cases where there is depreciation of such assets.At least 70% (seventy percent) of the variable remuneration must be paid in shares or share- based instruments, compatible with the creation of long-term value and the time horizon of the risk.

In addition, at least 70% (seventy percent) of the variable remuneration must be deferred for future payment of at least three years and staggered in installments proportional to the deferral period.

In the event of a significant reduction in realized recurring income[3] or in the event of a negative result of Itaú Unibanco Holding or the business department during the deferral period, the deferred installments not yet paid will be reversed in proportion to the decrease in the result.

In addition, the guarantee of payment of a minimum amount of variable remuneration or other incentives to administrators occurs only on an exceptional basis, upon hiring or transferring administrators to another department, city or company of the Itaú Unibanco Conglomerate, limited to the first year after the fact that gives rise to the payment guarantee.

If contracts are signed with payment clauses in excess of those provided for in the legislation, linked to the dismissal of administrators, they must be compatible with the creation of value and long-term risk management.

6. REGULATORY ENVIRONMENT

Itaú Unibanco Holding is a publicly traded financial institution and, as such, is subject to the rules applicable to publicly-held companies and financial companies.

In this context, pursuant to Resolution No. 3,921 of the National Monetary Council, of November 25, 2010 ("CMN Resolution No. 3,921/10"), Itaú Unibanco Holding implements this Remuneration Policy.

7. SCOPE

The Remuneration Policy applies to financial institutions and other institutions authorized to operate by the Central Bank of Brazil belonging to the Itaú Unibanco Conglomerate, as well as other companies of the Itaú Unibanco Conglomerate, at the discretion of the HR Department. The guidelines of the Remuneration Policy will also be applicable to companies of the Itaú Unibanco Conglomerate abroad, adapted to specific and local laws and markets, at the discretion of the HR Department.

8. APPROVED BY

[3] Realized recurring income is considered to be the accounting net income for the period adjusted for unrealized results and free from the effects of non-recurring events controllable by the institution.

This Remuneration Policy was prepared by the Remuneration Committee, is reviewed annually by the aforementioned Committee and was approved by the Board of Directors at a meeting held on 10/22/2012 and updated at meetings held on 2/28/2013, 2/27/2014,2/26/2015, 2/25/2016 , 6/3/2016, 12/9/2016, 2/23/2017, 3/30/2017 and 2/22/2018,12/14/2018, 2/6/2020, 4/30/2020, 2/23/2021 and 2/24/2022.